Exhibit 99.1

BiondVax Announces Second Quarter 2021 Financial Results and Provides Business Update

Jerusalem, Israel – August 26, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses, today published its second quarter financial results for the quarter ended June 30, 2021.

Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.26 (NIS/$US), the rate as of the close of business on June 30, 2021.

●	R&D expenses for the three months ended June 30, 2021 decreased to NIS 1.9 million ($0.6 million) from NIS 11.9 million for the three months ended June 30, 2020. This decrease was primarily attributable to expenses related to a Phase 3 clinical trial and related operations at our manufacturing facility. As previously reported, the trial concluded in Q4 2020.

●	Marketing, general and administrative expenses for the three months ended June 30, 2021 increased to NIS 7 million ($2.1 million) from NIS 4.1 million for the three months ended June 30, 2020. This increase of NIS 2.9 million ($0.6 million) was primarily due to salary and salary related expenses related to the former CEO’s termination, an increase in Board of Directors expenses, the new CEO’s salary, share based compensation expenses, and an increase in professional services.

●	Operating expenses for the three months ended June 30, 2021 were NIS 8.9 million ($2.7 million) compared with NIS 16.0 million for the three months ended June 30, 2020.

●	Financial expenses for the three months ended June 30, 2021 were NIS 3.1 million ($0.95 million) compared with NIS 25.9 million for the three months ended June 30, 2020. This reduction was attributable primarily due to a decrease in financial expenses as a result of a $21 million warrants revaluation charge during the three months ended June 30, 2020 compared to none in the three months ended June 30, 2021.

As of June 30, 2021, BiondVax had cash and cash equivalents of NIS 39.9 million ($12.2 million) as compared to NIS 48.6 million as of March 31, 2021.

Unaudited Q2 financial results will be submitted to the Securities and Exchange Commission. A summary is included in the tables below.

CEO Statement

Chief Executive Officer of BiondVax Mr. Amir Reichman commented, “Since joining the Company earlier this year, my team and I, with the support of the Board of Directors, have been identifying and are assessing a number of promising technologies and potential partners with the goal of building a diversified pipeline of biological products and platforms for therapeutic use through in licensing, co-developing, acquiring or partnering. Our potential partners include top tier researchers, institutes and/or companies that possess relevant Intellectual Property that may fit with BiondVax’s strategic aspirations, experience and capabilities. We are currently engaged in deep-dive evaluations of some particularly intriguing opportunities. In collaboration with these potential partners and relevant experts we are assessing these potential avenues from several perspectives, including scientific merit, complementary synergies with our manufacturing infrastructure and product development expertise, as well as their potential for commercial market success.”

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

Reichman continued, “Last week, I relocated with my family to Israel from Belgium where I had been serving in a senior leadership role at GSK Vaccines headquarters. I am pleased to now be working face-to-face with the highly experienced, motivated and talented BiondVax team, and I am increasingly optimistic with regard to our potential to rebuild BiondVax to become a successful biopharmaceutical company excelling in identifying, developing, manufacturing and ultimately commercializing biological therapeutics and vaccines.”

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses. The Company had been developing M-001, a novel influenza vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of influenza virus strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which did not meet the trial’s primary and secondary efficacy endpoints. The Company is now pursuing the goal of developing a pipeline of diversified and commercially viable products and platforms.

Contact Details

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Kenny Green (Israel) | +1 646 201 9246 | kgreen@edisongroup.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding future business strategies that BiondVax may explore. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; the risk that BiondVax may not execute a strategic alternative to M-001 or implement a strategy that will diversify BiondVax’s risk, and, if executed, may not be successful; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2021. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

BALANCE SHEETS

In thousands, except share and per share data

					Convenience Translation
	December 31,	June 30,			June 30,
	2020	2020	2021		2021
	Audited	Unaudited			Unaudited
		N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	9,421	38,752	39,883		12,234
Other receivables	1,204	2,467	2,641		810
	10,625	41,219	42,524		13,044
LONG-TERM ASSETS:
Property, plant and equipment	39,607	36,937	38,979		11,957
Right-of-use assets	6,206	6,662	6,109		1,874
Other long-term assets	473	891	437		134

	46,286	44,490	45,525		13,965

	56,911	85,709	88,049		27,009

CURRENT LIABILITIES:
Trade payables	1,868	4,070	2,635		808
Operating lease liabilities	654	676	764		234
Loan from others	60,421	-	64,248		19,708
Other payables	1,246	1,609	1,739		534

	64,189	6,355	69,386		21,284
LONG-TERM LIABILITIES:
Liability in respect of government grants	-	12,686	-		-
Operating lease liabilities	6,088	6,457	6,047		1,855
Loan from others	-	122,041	-		-
Other payables	1,135	-	1,135		348
Severance pay liability, net	95	92	95		29

	7,318	141,276	7,277		2,232
SHAREHOLDERS' EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 shares at June 30, 2021 (unaudited) and 600,000,000 shares at June 30, 2020 (unaudited) and 700,000 shares at December 31, 2020, respectively; Issued and outstanding: 573,285,824 shares at June 30, 2021 (unaudited), 460,822,640 shares at June 30, 2020 (unaudited) and 461,285,824 shares at December 31, 2020	- *)	- *)	-	*)	-	*)
Share premium	310,197	304,089	356,358		109,313
Accumulated deficit	(324,793)	(366,011)	(344,972)		(105,820)

	(14,596)	(61,922)	11,386		3,493

	56,911	85,709	88,049		27,009

*)	Represents less than 1 NIS\USD

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2020	2020	2021	2020	2021	2020
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	51,463	11,948	1,900	31,016	4,653	1,427
Marketing, general and administrative	16,687	4,139	7,002	5,120	11,007	3,376
Other income	(75,484)	-	-	-	-	-

Total operating expenses (income)	(7,334)	16,087	8,902	36,136	15,660	4,803

Operating income (loss)	7,334	(16,087)	(8,902)	(36,136)	(15,660)	(4,803)

Financial income	3,843	(11,291)	(360)	5,211	822	252
Financial expense	(15,632)	(14,600)	(2,731)	(14,748)	(5,341)	(1,638)

Net loss and total comprehensive loss	(4,455)	(41,978)	(11,993)	(46,673)	(20,179)	(6,189)

Basic and diluted net loss per share	(0.01)	(0.10)	(0.03)	(0.11)	(0.04)	(0.01)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	443,260,878	433,498,227	573,205,607	431,485,801	552,140,030	552,140,030

The notes in the Company’s quarterly report are an integral part of the financial statements. The complete financial results are available in the Form 6-K to be filed with the Securities and Exchange Commission.

Jerusalem BioPark, 2nd floor ● Hadassah Ein Kerem Campus ● Jerusalem, Israel

Telephone: +972-8-9302529 ● Fax: +972-8-9302531 ● www.BiondVax.com

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